UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.
PETSEC ENERGY LTD
ACN 000 602 700
QUARTER ENDED 30 SEPTEMBER 2005

•	Net gas production — 9 months ending 30 September: 6,078 MMcfe up 64% and EBITDAX US$36.3 million, up 138% on equivalent 2004 period. Both are already ahead of previous 12 months results.
•	In August and September, Hurricanes Katrina and Rita caused widespread damage to production facilities in the Gulf of Mexico. Following Hurricane Rita, initially 100% of Gulf of Mexico oil and 80% of natural gas production was shut-in (30% and 20% respectively of US production). As of 20 October, 65% of oil and 52% of Gulf gas production remained shut-in.
•	Natural gas prices rose strongly in response to the hurricane related shut-ins. On 25 October the spot price was approximately US$14 Mcfe and the 12 month forward average price was US$12 Mcfe, compared to prices received in August of the order of $8 Mcfe.
•	West Cameron 352/343 and Vermilion 258 production shut-in for 22 days in the quarter and remain shut-in due to damage to downstream sales pipeline facilities operated by third parties. A return to production is anticipated within 3 to 8 weeks.
•	Business Interruption Insurance cover becomes effective from fourth week of November at a capped rate of US$90,000 per day.
•	September quarter net production: 1,441 MMcfe down 37% and EBITDAX (normal operations) of US$8.5 million down 40% on June quarter — hurricane-related interruption to operations.
•	Derivative losses in September and October of US$2.4 million from ineffective hedges (hedged gas volumes exceeding actual/expected production) were expensed in the quarter.

•	Estimated full year 2005 production is reduced to 6.5- 7.0 Bcfe — still above previous full year production but, because of hurricane-related pipeline shut-ins, below earlier forecast of 7.5- 8.0 Bcfe.
•	Main Pass 19: Gas production from this field discovered in the June quarter is expected to commence late November. The 3 wells are completed for production, jacket is set, gas pipeline laid and platform expected to be set late October.
•	China Block 22/12: The Feasibility Study and Overall Development Programme (ODP) for the 10 million barrel 12.8 West oil field are almost complete. Negotiations with Chinese National Offshore Oil Company (CNOOC) on terms of access to their processing and sales facilities are proceeding.
DECEMBER QUARTER EXPLORATION
Main Pass 18/19: A four well drilling programme commences in mid November to test 3D seismic mapped potential of 15-18 Bcfe of natural gas net to Petsec Energy.
FINANCIAL PERFORMANCE

				% increase			% increase
		Sep 05	Jun 05	on previous	Nine months to		on corresponding
UNAUDITED FINANCIAL DATA		Qtr	Qtr	Qtr	Sep-05	Sep-04	half year
Production and Financial summary
Net production	MMcfe *	1,441	2,295	-37%	6,078	3,713	64%
Net revenue	US$000	10,789	15,946	-32%	42,405	19,974	112%
Other revenue	US$000	(42)	205		183	66
Lease operating expense (incl. production taxes)	US$000	666	503		1,816	1,317
General & Administrative expenses (G,G&A)	US$000	1,552	1,548		4,446	3,486

EBITDAX ** (from normal operations)	US$000	8,529	14,100	-40%	36,326	15,237	138%
Derivative loss on ineffective forward hedge contracts	US$000	(2,429)	0		(2,429)	0

EBITDAX (after loss on ineffective forward hedge contracts)	US$000	6,100	14,100		33,897	15,237

Unit revenue/cost analysis per Mcfe (USD) — (from normal operations)
Average sales price	US$/Mcfe	7.49	6.95		6.98	5.38
Other revenue	US$/Mcfe	(0.03)	0.08		0.03	0.01
Lease operating expense (incl. production taxes)	US$/Mcfe	0.46	0.22		0.30	0.35
G,G&A expenses	US$/Mcfe	1.08	0.67		0.73	0.94
EBITDAX	US$/Mcfe	5.92	6.14		5.98	4.10

Net cash and liquid assets (US$000)
Cash held in USD	US$000	7,489	13,714		7,489	5,747
Cash held in AUD	A$000	1,997	2,431		1,997	3,332

Acquisitions, exploration & development expenditure
Lease Acquisitions	US$000	40	1,722		2,201	1,531
Exploration	US$000	3,068	7,905		18,239	3,384
Development	US$000	4,564	4,552		10,403	14,657

	US$000	7,671	14,179		30,842	19,572

Glossary

Bcfe = billion cubic feet of gas equivalent

Mcfe = thousand cubic feet of gas equivalent

MMbls = million barrels

*	MMcfe = million cubic feet of gas equivalent

**	EBITDAX = Earnings Before Interest, Taxes, Depreciation, Depletion, Amortisation, and Exploration Expenses
These figures are preliminary and unaudited
Petsec’s production and EBITDAX for the first nine months of 2005 are already above the results for the previous full year, despite the setbacks caused by the devastating USA hurricanes.
Net production for the nine months to 30 September 2005 was 6,078 MMcfe of gas (up 64% on the same period of 2004) and EBITDAX was 138% higher at US$36.3 million.
Latest September quarter production was 37% lower than the previous quarter related to hurricane shut-ins. Consequently net revenue for the quarter was 32% lower at US$10.8 million, with the average gas price received for the quarter up 8% to US$7.49/Mcfe and an average operating margin of US$5.92/Mcfe.
Earnings before interest, tax, DD&A and exploration expenses (EBITDAX) from normal operations for the 2005 September quarter were US$8.5 million, and were US$6.1 million after expensing ineffective natural gas hedges (the estimated difference between hedged and produced volumes multiplied by the difference in the hedged gas price and the market settlement price) for September and October, as is required under Australian equivalents to International Financial Reporting Standards (“AIFRS”). This expense of US$2.4 million consisted of US$2.1 million for October when no production is expected plus the ineffective portion of September contracts of US$0.3 million.
Lease operating costs of US$0.46/Mcfe and G,G&A of US$1.08/Mcfe increased due to the minor repairs and disruptions to production caused by Hurricanes Katrina and Rita. These costs should return to previous lower levels once normal production is restored.
Cash at the end of the quarter was the equivalent of US$9.0 million, down from US$15.6 million at June, reflecting capital expenditure on the Main Pass 19 platform and an outflow of US$7.0 million cash collateral to meet hedging margin calls.
Hedging
Due to hurricane-related shut-ins, hedged volumes exceeded produced volumes in September by 132,000 MMbtu. For October, hedged volumes are 310,000 MMbtu however no production is expected. This actual and expected shortfall in September and October of 442,000 MMbtu of production against total hedged volumes, is deemed under AIFRS rules to be the ineffective portion of the Company’s hedges. These ineffective hedges for September and October were expensed in the September quarter for a total amount of US$2.4 million.
For November and December, Petsec Energy has hedged 300,000 MMbtu and 434,000 MMbtu respectively at average prices of $7.557/MMbtu and $7.997/MMbtu. (One MMbtu is equivalent to one Mcf). In the 2006 year, an average of 210,000 MMbtu per month is hedged at an average price of US$8.11 per MMbtu.
Prices rose strongly following the hurricane-related shut-ins from the pre-hurricane August gas prices of approximately US$8/Mcf. As of 25 October, the November Henry Hub natural gas spot price was approximately US$14/Mcf and the 12 month forward price was approximately US$12/Mcf.
Business Interruption Insurance
Petsec holds business interruption insurance which provides coverage for loss of production income after an initial “excess period” of sixty days. The insurance cover becomes effective in the fourth week of November should the fields still be shut-in. The amount receivable under the policy is capped at US$90,000 per day (approximately US$2.7 million per month) for production from Vermilion and West Cameron gas fields and is payable for up to 270 days.
OPERATIONS

USA
Gulf of Mexico, Offshore Louisiana
Hurricanes Katrina and Rita
In August and September Hurricanes Katrina and Rita caused widespread damage to production facilities in the Gulf of Mexico. Following Hurricane Rita, initially 100% of Gulf of Mexico oil and 80% of natural gas production was shut-in (30% and 20% respectively of US production). As of 20 October, 65% of oil and 52% of Gulf gas production was shut-in predominately due to water damage to many onshore pipeline pumping facilities, including Henry Hub which is the largest gas hub in the region, the sales gas pricing of which constitutes the NYMEX natural gas price.
The Company’s West Cameron 352 and Vermilion 258 platforms are currently shut-in, waiting on return to production of downstream sales pipelines, which is anticipated within 3 to 8 weeks.
Vermilion 244, 246, 257, 258, 259
 Petsec: 100% working interest (83.33% net revenue interest)
 Operator: Petsec Energy
The Vermilion 244, 246, 257, 258 and 259 leases are located approximately 114 kilometres (70 miles) south of Vermilion Parish, offshore Louisiana, in approximately 130 feet of water. The leases are proximal to the Vermilion 245 and 265 fields which have produced approximately 680 Bcfe of gas.
Petsec drilled the Vermilion 258 G-1 and G-2 discovery wells in December 2003 and January 2004, establishing estimated recoverable gas of the order of 21 Bcfe. Development of the field began in January 2004 with a three-pile platform and pipeline being installed within six months and production commencing in July 2004.
Two further wells, the G-3 and G-7 development wells were drilled in October 2004 from the Vermilion 258 platform. The G-7 well commenced production in late November 2004 and the G-3 well in late January 2005.
Prospects with a target potential of 40 Bcfe in the Vermilion 257 and 258 leases, have been identified with 3D seismic. These prospects are expected to be drilled in 2006.
Net production from Vermilion for the quarter was 1,225 MMcfe of gas. The field was shut-in for 22 days due to Hurricanes Katrina and Rita.
West Cameron 343
Petsec: 100% -75% working interest (82.33% — 61.75% net revenue interest)
West Cameron 352
 Petsec: 56.25% working interest (46.125% net revenue interest)
 Operator: Petsec Energy
Net production from West Cameron in the September quarter was 210 MMcfe of gas. The field was shut-in for 22 days due to Hurricanes Katrina and Rita.
Ship Shoal 184 and 191
Petsec: 7% overriding royalty interest
These wells are close to the end of their life with only minimal current daily production. Petsec’s royalty interest was equivalent to 6 MMcfe of gas in the quarter.
Main Pass 19
 Petsec: 55% working interest (45.83% net revenue interest)
 Operator: Petsec Energy
The Main Pass 19 lease of 4,995 acres was acquired in June 2004 at a cost to Petsec of US$0.95 million. The lease is approximately 128 kilometres (80 miles) south-east of New Orleans in eight metres (27 feet) of water.
A three-well drilling programme in April through to June 2005 discovered estimated recoverable gas of 13 Bcfe net to Petsec. The results met pre-drilling expectations and demonstrated further exploration potential in the lease and the adjacent Main Pass 18 lease.
Development of the Main Pass 19 gas field has proceeded on schedule without any significant delays caused by the hurricanes. Gas production is expected to commence in late November. The three discovery wells are completed for production, the jacket is set, sales gas pipeline laid and the platform expected to be set in late October.

A four-well drilling programme is expected to commence in mid November to test targets in Main Pass 19 and 18 with a 3D seismic mapped potential of 15-18 Bcfe of gas net to Petsec Energy.
Main Pass 18 & 103
 Petsec: 100% working interest (83.33% net revenue interest)
 Operator: Petsec Energy
Petsec acquired the Main Pass 18 and 103 leases at the March 2005 MMS lease sale. These two leases are adjacent to Main Pass 19. All three were part of a large oil and gas field discovered by Mobil in the late 1960’s.
One well will test Main Pass 18 as part of the four well Main Pass 19 and 18 drilling programme which commences in mid-November.
USA Onshore Louisiana
Moonshine Project
 Petsec: 50% working interest (36% — 37.5% net revenue interest)
 Operator: Petsec Energy
Petsec entered into a joint venture agreement in December 2004 to acquire exploration rights, including participation in a 3D seismic survey programme, over 240 square kilometres (94 square miles) in St James Parish, onshore Louisiana. This is an area equivalent in size to approximately 12 offshore Gulf of Mexico leases. The project area abuts the south bank of the Mississippi River at College Point approximately 80 kilometres (50 miles) west of New Orleans.
The area has not previously been subject to 3D seismic testing and is highly prospective for both shallow and deep reserves. The survey area is proximal to six fields with approximately 340 Bcf of gas and 7.3 million barrels of oil in numerous sand horizons.
During the quarter, Petsec completed the field acquisition of 240 square kilometres of 3D seismic data. Processed data is expected in November for interpretation and drilling is anticipated in 2006.
Petsec Energy’s partners in the Moonshine Project are Dominion Exploration and Production (a subsidiary of Dominion Resources Inc), Cox and Perkins Exploration Inc., The Gray Exploration Company and GLS LLC.
CHINA
Beibu Gulf Block 22/12
 Petsec: 25% working interest (12.5 % net revenue interest should China National Offshore Oil Corporation (CNOOC) back-in for 51%)
 Operator: Roc Oil Limited
Beibu Gulf Block 22/12 is located approximately 60 kilometres off the southern coast of China, north-west of Hainan Island in shallow water, 25 to 40 metres deep. Four oil discoveries (12.2.1, 12.3.1, 12.8.1, and 12.8.2) were made on the lease in the early 1980’s and 1990’s. These discoveries contain an estimated 45.6 million barrels of recoverable oil, (per independent consultants July 2003). The substantial Wei 12.1, 11.4 and 10.3/3N oilfields and two recent large discoveries of the 11.1 and 11.1 North fields, operated by CNOOC, are located nearby to the north and west with production via a pipeline to the Weizhou Island oil processing facilities, 10 kilometres to the north of 22/12. These CNOOC fields each contain an estimated 40 to 100 million barrels of recoverable oil.
Petsec earned a 25% interest in the contract area in March 2002 by participating in the drilling of the Wei 6.12.1 well which discovered nine metres of net oil pay, estimated to contain 2.6 to 10 million barrels of recoverable oil.

A 3D seismic survey was acquired over the 450 square kilometre (175 square miles) block in late 2002. Interpretation of the survey in 2003 clearly defined the existing oil discoveries as well as a significant number of drill prospects.
Three wells were drilled during 2004 one of which, the Wei 12.8.3 well drilled in the second quarter, resulted in a successful appraisal of the Wei 12.8 East oil field. In September 2004 the joint venture elected to enter the third exploration phase of the petroleum contract and commit to a feasibility study for development of the Wei 12.8 East and West fields, estimated to contain some 20 to 25 million barrels of recoverable oil.
Successful pre-feasibility studies, conducted jointly by CNOOC and the joint venture, were completed in January 2005. Consequently the joint venture agreed to undertake a feasibility study, again jointly with CNOOC. If successful, this will lead to the lodging of an Overall Development Programme (ODP) which contemplates the development of the 12.8 West field (approximately 10 million barrels of recoverable oil, 1.25 million barrels net to Petsec) in 2006 with anticipated start of production in 2007. This may be followed by the development of the East field (approximately 10 to 15 million barrels of recoverable oil) possibly in 2007.
The feasibility study is addressing the use of a lightweight platform at 12.8 West, piping liquids to the 12.1.1 platform for processing and piping the oil through CNOOC’s existing pipeline to Weizhou Island for sale.
During the quarter the feasibility study was almost completed with the exception of reaching agreement with CNOOC on a number of matters including tariff rates for use of their downstream facilities. Negotiations on these matters are continuing.
The joint venture has agreed to drill 6-12-South, an exploration well in the area of the 6.12.1 oil discovery made by the joint venture in 2002, during the first quarter of 2006. The prospect size is of the order of 10 million barrels of recoverable oil (1.25 million barrels net to Petsec).
DECEMBER 2005 QUARTER:
DEVELOPMENT
USA — Main Pass 19
Installation of the platform is expected to be completed in late October. Gas production from the three wells is due to commence late November 2005.
CHINA — Block 22/12
It is anticipated that the Feasibility Study for the 12.8 West field will be concluded in the December quarter. Should the terms of access to CNOOC’s facilities be economic then it is expected that an ODP for development of the 12.8 West oil field will be lodged with the responsible Chinese authorities.
EXPLORATION
USA
Main Pass 19 and 18
A four-well drilling programme to test a total of 15-18 Bcfe of gas (net to Petsec Energy) is expected to commence in mid November. A map of the Main Pass lease area is attached.
Moonshine Project
Processed 3D seismic data is expected in November. Interpretation will follow.

CHINA
Block 22/12
The 6-12-South exploration well previously planned for the December quarter, to test a 10 million barrel oil prospect close to the 6.12.1 oil discovery, is now expected be drilled in the March 2006 quarter.
Dated: 26 October 2005
For further information, please contact:

Craig Jones	Ross Keogh
Petsec Energy Ltd	Petsec Energy Inc
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 61 2 9247 4605	Tel: 1 337 989 1942
Fax: 61 2 9251 2410	Fax: 1 337 989 7271
Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements”. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks.

MAIN PASS 19, 18 and 103 Lease Areas

MP 103 Field
Previous Production
14 Gas wells: 100 BCF
3 Oil Wells: 2.5 MMBO
Down
Up
MP 18
(South Half)
MP 103
*
Up
Down
MP 19
MP0104
Petsec Drilling Program
3 wells drilled to date (Solid Red)
7 productive sands
Production to commence 11/05
Q4 2005 three well programme commences
(Dashed Orange)

Main Pass 19/18/103 Project Area

Second Quarter 2005 Petsec drilled three wells within the red outline area, production is expected to commence in November 2005. These wells encountered seven productive sands.

Commencing Fourth Quarter 2005, Petsec will drill an additional three wells into MP19 and one into MP18.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd
Date: October 31, 2005	By:	Mr. Craig H. Jones /s/ Craig H. Jones

Craig H. Jones
General Manager - Corporate